Vizsla Adds Third Drill Rig and Increases Exploration Program at Panuco Silver Project, Mexico

(VZLA-TSX-V)

VANCOUVER, BC, July 15, 2020 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB:VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that it has expanded the exploration program planned for the Panuco silver-gold project ("Panuco") in Sinaloa, Mexico and has added a third drill rig.

A total of 4,673 metres of drilling have been completed to the end of June. Now, with the Company's recent high-grade discovery at Napoleon (see news releases dated June 24, 2020 and July 8, 2020), the Company will expand its previously-planned discovery drilling program from 14,500 metres to 31,100 metres in 2020. A third drill rig was mobilised to site last week and has commenced drilling, and a fourth drill rig is planned to commence drilling at the beginning of August. The updated July-December exploration program is estimated to cost approximately $6.9 million.

CEO Michael Konnert stated "Following the announcement of the high-grade results from the Napoleon vein last week, Panuco has demonstrated significant potential at the underexplored district. With the third drill rig on site and expanded discovery drill program, Vizsla can now explore other high potential targets along the Napoleon, Cordon del Oro and Animas vein corridors."

Drilling is continuing at the high-grade Napoleon discovery with drill hole NP-20-14 in progress. Drilling is testing to the south and down-dip of the discovery hole, NP-20-02, before moving back north to test vein extensions near hole NP-20-07.

Three holes have been completed at Cordon del Oro and the third and fourth drill rigs will test exploration targets including the strike extensions of the Napoleon vein corridor, the Tajitos vein, the San Carlos mine at Animas and additional targets along the Cordon del Oro vein corridor

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5 hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

c View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/July2020/15/c4477.html

%SEDAR: 00045314E

For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 16:50e 15-JUL-20